Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Base Prospectus of Sorrento Therapeutics, Inc. for the registration of Common Stock, Preferred Stock, Debt Securities, Warrants and Units and Sales Agreement Prospectus for the registration of $5,000,000,000 of shares of its common stock and to the incorporation by reference therein of our reports dated February 19, 2021, with respect to the consolidated financial statements of Sorrento Therapeutics, Inc., and the effectiveness of internal control over financial reporting of Sorrento Therapeutics, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
San Diego, California
December 23, 2021